       OMB APPROVAL

OMB Number:    3325-0116

Expires:   March 31, 2011

Estimated average burden

  Hours per response 8.7

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of                                                       July 2008

PEDIMENT GOLD CORP.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1. Press Release:   June 29, 2009

                    July 14, 2009

                  August 12, 2009

                  August 25, 2009

2.  Interim Financial Statements: Nine Months Ended June 30, 2009

    Form 52-109F2R: CEO Certification of Interim Filings

    Form 52-109F2R: CFO Certification of Interim Filings

    Financial Statements: Management’s Discussion/Analysis

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.

Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ___     No xxx

SEC 1815 (04-09)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Pediment Gold Corp.: Drill Testing Resumes at

La Colorada Gold Mine Project

June 29, 2009

Pediment Gold Corp. (TSX:PEZ - News)(OTC.BB:PEZGF - News) (the "Company") is pleased to announce that exploration and development drilling at its 100%-owned La Colorada Gold mine project has resumed. Additional supporting bench sampling has also been completed; results will be reported when available. The reverse-circulation drill is currently on site to test a number of areas, and has completed four drill holes to depths of about 60 metres at its first target. The focus of this short-hole program is to examine areas of the property containing adjacent workings and anomalous assay results from prior bench sampling. The objective is to add resources of shallow mineralization that have potential for mining, using the project's existing heap-leach facilities.

Drilling was initiated along the south pit wall area of El Creston pit, collared on the access ramp where prior continuous-chip bench sampling identified two broad areas of gold mineralization. Targeting in this area is based on the presence of an unnamed gold-bearing vein extending from the pit with a length of about 350 metres. The vein has a steep dip and is parallel to other veins in the Creston pit, and parts of it have workings including a shaft approximately 30 metres deep. The R.C. drill will continue to drill in the Creston pit's margins and easterly extension before moving to test a series of other shallow targets.

La Colorada is an epithermal-vein type, gold-silver district, which the Company believes is an outlier of the prolific Sierra Madre Occidental trend of gold-silver deposits that traverses much of central Mexico. Historic production from La Colorada has been mainly from underground workings prior to a cessation of mining during the Mexican Revolution. A total estimated output based on historic records, including from bulk mining between the mid 1990's to 2003, is over 3.3 million ounces of gold and 35 million ounces of silver. The project is located within excellent infrastructure, approximately 40 km southeast of Hermosillo, Sonora State, Mexico.

In an effort to keep shareholders up-to-date, the Company will be implementing a section on its website, which will provide general updates on the progress of the drill program at La Colorada.

Mel Herdrick, the Company's VP of Exploration and a director, is a Qualified Person as defined by NI 43-101 who has read and approved this release

On behalf of the board,

Gary Freeman, President & CEO

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the commencement of core drilling at La Colorada. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This news release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

The TSX has not reviewed or accepted responsibility for the adequacy or accuracy of this news release.

Contacts:

Pediment Gold Corp.

Gary Freeman

(604) 682-4418

Pediment Gold Corp.

Michael Rapsch

(604) 682-4418

(604) 669-0384 (FAX)

Pediment Adds Second Drill at La Colorada to Explore High-Grade Vein Potential

July 14, 2009

Pediment Gold Corp. (TSX:PEZ - News)(OTC.BB:PEZGF - News) (the "Company") is pleased to announce that a core drilling program has commenced at its 100%-owned La Colorada gold mine project in Mexico. La Colorada is located within excellent infrastructure, approximately 40 km southeast of Hermosillo, in Sonora State, Mexico.

The core drill will focus on exploring for extensions and limited testing of historic (non 43-101 compliant) resources studied by previous operators for their underground mining potential. A reverse circulation (RC) drill rig continues a separate short-hole program to test near surface potential. The current phase of core drilling will consist of approximately 4,800 metres, with RC pre-collaring of the upper 100 to 150 metres of some holes, to be completed over the next 2 months. This program will be the first testing of the La Colorada project by the Company using a core drill.

La Colorada is an epithermal-vein type gold-silver deposit, which the Company believes is an outlier of the prolific Sierra Madre Occidental trend of gold-silver deposits that traverses much of central Mexico. The project contains at least three parallel vein trends on which underground mining has been conducted and which the Company considers prospective for generating new resources. Targeting of drill holes is based on structural analysis and vertical zoning recognized in the district, as well as fluid inclusion and alteration studies which reveal that gold mineralization exposed in the pits resulted from boiling in the epithermal system. The upper parts of a boiling system are typically recognized as barren alteration zones, overlying potentially gold bearing parts of the vein structure at depth.

Historic mining has centered on two areas of the main trend, the Gran Central and El Creston blocks, which are separated by a post mineral fault that down drops mineralization on the easterly extension of the Gran Central block. To date, the Company has tested the westerly extension of the Gran Central block with a single RC drill hole, which was collared approximately 100 metres along trend from the area tested by previous operators. That drill hole, LCOL-R17 (reported on February 17th, 2009), returned 1.5 meters of 19.3 g/t gold and 447 g/t silver within a 4.6 metre section averaging 10.1 g/t gold and 323 g/t silver.

The current core drilling program will continue to test this westerly extension, as well as the down dropped easterly extension of the Gran Central mineralization. Drilling is also designed to test the potential for mineralization at depth, below observed alteration zones, and to confirm historic RC drilling results in both the Gran Central and Creston blocks. An updated drill hole plan map will be posted on the Company's website shortly.

Summaries of historic studies of underground resource potential in the project's Gran Central block (conducted for Eldorado Gold Corp in 1997 and 1998) have been outlined in the Company's release dated September 19th 2008. A further summary of historic RC results returning grades of 14 g/t gold or better from the project's El Creston block are included in a release dated February 17th 2009. These historic drill results and studies are presented for reference purposes only, are not NI 43-101 compliant, have not been verified by a qualified person and should not be relied upon.

Drill core and RC chip samples are crushed and split in Inspectorate's Hermosillo prep facility, with gold and silver fire assays performed in Inspectorate's Reno Nevada facility. Pediment adheres to a strict QA/QC program involving blanks, duplicates and standards to assure accuracy and precision. Check samples are periodically analyzed by ALS Chemex in Vancouver BC.

Melvin Herdrick, Vice President of Exploration and Director, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

On behalf of the board,

Gary Freeman, President & CEO

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the commencement of core drilling at La Colorada. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This news release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

The TSX has not reviewed or accepted responsibility for the adequacy or accuracy of this news release.

Contacts:

Pediment Gold Corp.

Gary Freeman

(604) 682-4418

Pediment Gold Corp.

Michael Rapsch

(604) 682-4418

(604) 669-0384 (FAX)

Pediment Gold Reports Positive Bench Sample Results from La Colorada, Mexico

Vancouver, BC, August 12, 2009 - Pediment Gold Corp. (TSX:PEZ, OTCBB:PEZGF, Frankfurt:P5E.F) (the "Company") is pleased to announce results from a recently completed  bench sampling program at the Company’s wholly owned La Colorada Gold Mine, in Sonora Mexico.

A total of 3,467 rock chip samples were collected from the historic El Creston, La Colorada and Gran Central pits, intersecting numerous zones of prominent quartz vein, iron oxide and sulphide mineralization exposed in the pit walls. The results are summarized in the table below and maps showing the sample locations are available on the Company website at www.pedimentgold.com.

Total Samples	3467
Highest Gold Value	288 g/t over 2m
Values > 10 g/t Au	16 samples	Average 48.6 g/t Au
Values 5 > 10 g/t Au	26 samples	Average 7.0 g/t Au
Values 1 > 5 g/t Au	201samples	Average 2.1 g/t Au
Average of all samples	499 ppb Au

As shown in the table, 16 samples (approximately 6% of those samples over 1 g/t Au) returned grades exceeding 10 g/t Au; 26 samples (approximately 11% of those over 1 g/t) ranged  between 5 and 10 g/t Au; and 201 samples (approximately 83%) ranged between 1 and 5 g/t Au. The highest gold grades encountered included 288 g/t Au and 104 g/t Au over 2 metre sample widths, taken from prominent vein zones at lower elevations in the El Creston pit.

The samples were generally continuous and varied from 0.4m to 4.0m in width, but averaged about 2 metres. Because of the great variation in orientation between the veins and pit walls, these are not true widths and composite widths have not been calculated. Maps posted on the website show that most veins in the La Colorada mine area have an east-northeast strike and dip between 45 and 55 degrees to the north, with the exception of a subvertical vein in the southern part of El Crestón pit. The veins zones typically vary in width from about 5 metres to approximately 40 metres.

As shown on the maps, most of the higher grade bench sample results reflect known vein zones visible within the pits. Wide areas are anomalous in gold, but the highest grade samples are generally restricted to discrete structures. In the Gran Central pit for example (Map 1), higher grade samples (up to 6.6 g/t Au) are clustered in the eastern and southwestern pit walls. At La Colorada (Map 2), the best grades (up to 8.9 g/t Au) are clustered on the eastern wall, and across a narrow slot in the far western pit area, corresponding to the La Colorada North Vein. At El Creston (Map 3), the highest grade samples (up to 288 g/t Au) cluster along slots in the southern and eastern pit walls, known as the Creston North and South Veins. These results indicate that significant mineralization was left behind by previous open pit mining, and suggest that good potential exists within the pit walls and along discrete structures for discovery of additional mineralization, which may be amenable to open pit and/or underground mining respectively.

The bench sampling program was conducted as one of the first steps towards identifying additional resources at the mine, and providing targets for follow up drilling. Historic underground production to 1914 was reported as more than 3 million ounces gold, and subsequent open pit heap leach operations by Eldorado Gold produced more than 300,000 ounces gold between 1993 and 2000. At that time, Eldorado estimated that some 600,000 oz gold remained, but this resource is not 43-101 compliant and has not been verified by a qualified person. The Company is therefore conducting more detailed work, including the ongoing RC and core drilling, which is intended to assess the historic estimate, test new zones identified by Pediment’s bench sampling, and evaluate both shallow low grade and deeper high grade mineralization targets.

The previously announced drilling programs are continuing on schedule, with some 50 RC and 5 core holes completed to date.  Bench samples were analyzed at ALS Chemex. Current RC and core samples are being analyzed by Inspectorate Labs, with sample prep conducted in Hermosillo MX, and fire assays performed in

Reno NV. Pediment adheres to a strict QA/QC program utilizing standards, blanks and check samples. Results will be reported as they become available.

Melvin Herdrick, Vice President of Exploration and Director, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On behalf of the board,

Gary Freeman
President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the results received from bench samples at La Colorada. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

 This news release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Pediment Adds Ounces and Upgrades Resource at San Antonio

Vancouver, BC, August 25, 2009 - Pediment Gold Corp. (TSXV:PEZ, OTCBB:PEZGF, Frankfurt:P5E.F) (“Pediment” or the "Company") is pleased to give a progress report on the Company’s wholly owned San Antonio Gold Project in Baja California Sur, Mexico. An updated 43-101 compliant resource estimate has added ounces and significantly upgraded the deposit, confirming 1.53 million ounces gold in the Measured and Indicated category, plus 111,000 ounces in the Inferred category (using a 0.4 g/t cut off). In addition, ongoing metallurgical studies (partially released April 20, 2009) have returned initial column leach tests showing strong 75-81% gold recoveries for Oxide type mineralization and up to 72% for Mixed (oxide/sulphide) mineralization.

Updated Resource

An updated resource estimate was recently performed by Giroux Consultants Ltd. of Vancouver BC, to incorporate infill drill holes not included in the first estimate, conducted by Derry Michener Booth and Wahl Consultants Ltd  (“DMBW”) in 2008 (previously announced June 16, 2008). This new estimate was based on 242 holes totaling 42,891 m and comprising 26,613 gold assays. The previous resource estimate by DMBW was based on 124 drill holes totaling 15,804 m and representing 14,609 assays. The new estimate is tabulated below, along with the previous estimate for comparison purposes. Both calculations used Ordinary Kriging and a range of gold grade cut offs. The values reported here are based on a 0.4 g/t gold cut off. A detailed report documenting the estimation methodology will be available on the website shortly.

As shown in the tables, the new estimate has added roughly 13% to total contained gold ounces, and upgraded essentially that entire amount into the Measured and Indicated category. Estimated grades are somewhat lower but tonnage has been increased significantly. The new estimate of Oxide gold ounces is lower than previously calculated, because the previous estimate lumped Oxide and Mixed (partially oxidized sulphide) material together. In the new estimate, a Mixed category has been broken out, and it can be seen that the combined total of new Oxide and Mixed gold ounces now exceeds the previous Oxide (lumped) total by roughly 10%.

San Antonio - Updated Resource Estimate 2009 (0.4 g/t Au cut off)
Mineralized Zone	Resource Category	Tonnes (M)	Au Grade (g/t)	Contained Ounces (M)

Global	M&I	47.3	1.01	1.53
	INF	5.4	0.637	0.111

Oxide	M&I	7.24	0.928	0.216
	INF	0.170	0.592	0.0032

Mixed	M&I	6.61	1.066	0.227
	INF	0.190	0.588	0.0036

Sulphide	M&I	33.5	1.018	1.096
	INF	5.03	0.64	0.1035

San Antonio - Previous Resource Estimate 2008 (0.4 g/t Au cut off)
Mineralized Zone	Resource Category	Tonnes (M)	Au Grade (g/t)	Contained Ounces (M)

Global	INF	36.2	1.17*	1.45

Oxide	INF	10.91	1.1	0.400

Sulphide	INF	25.29	1.28*	1.04

*Denotes weighted average grade between Planes and Colinas zones in first resource estimate

Metallurgical Results

Ongoing metallurgical testing of gold mineralization from San Antonio has recently been completed by METCON Research of Tucson, Arizona. The latest phase of metallurgical testing involved open cycle column leach analyses of 2 composite samples, comprising one each of Sulphide and Mixed (oxide/sulphide) mineralization, to augment previous Oxide-only leach tests (announced April 20, 2009).

Combined results of the column leach tests are summarized in the table below. Cyanide concentration was held at 0.5 g/l for all samples, and leach time was 111 days for the Oxide samples, 120 days for the Mixed sample and 102 days for the Sulphide sample. The complete METCON report will be posted to the website shortly.

Sample	Type	Crush Size	Calculated Head Grade	Extraction	Consumption
			Au g/t	Au %	NaCN Kg/t	CaO Kg/t
CL-01	Oxide	3/8	0.87	80.65	0.06	1.80
CL-02	Oxide	1 ½	0.81	75.15	0.06	1.58
CL-03	Mixed	3/8	0.85	71.87	0.33	1.84
CL-04	Sulphide	3/8	2.98	47.10	0.45	0.92

As seen in the table, Oxide sample gold recoveries ranged from 75 to 81% (for 1.5 and 3/8 inch crush sizes respectively) and Mixed sample gold recovery was almost 72%, which are both very encouraging. As is typical for Sulphide mineralization in column leach testing, results for the Sulphide sample test were significantly lower at 47%, but additional testing, evaluating different crush sizes, reagent concentrations and flow rates, could improve on these results.

Bottle roll tests were also conducted on the Mixed and Sulphide samples (as part of the column leach test protocol) and those results are summarized in the following table.

Sample	Type	Mesh Size	Calculated Head Grade	Extraction (72 hrs)	Consumption
			Au g/t	Au %	NaCN Kg/t	CaO Kg/t
BR-02	Mixed	-10	0.89	79.89	0.27	2.09
BR-03	Sulphide	-10	2.69	63.23	0.70	1.38

As seen in the table, bottle roll gold recovery after 72 hrs was 79% for the Mixed sample and 63% for the Sulphide sample. These positive results are generally similar to earlier results (reported July 10, 2008) when 72 hour tests returned results ranging from 62-70% recovery for Sulphide samples and 68-78% recovery for Mixed samples.

Discussion

Gary Freeman, President and CEO of Pediment stated “We are very pleased that the updated estimate has confirmed a significant 1.64 million ounce gold resource at San Antonio, while maintaining a gold grade of 1 g/t. As importantly, the Oxide and Mixed contained gold ounces have increased and metallurgical recoveries for these categories are very positive. Ongoing metallurgical work continues to address improvements in Sulphide leaching and/or alternative scenarios for processing of the Sulphide mineralization. The Company is also making progress in negotiations for land and water rights and we expect to have agreements very soon.”

The Company is planning further work to characterize mineralization, including additional column leach tests, grinding and hardness tests, and gold and sulphide mineralogy, in an effort to refine gold recoveries from Oxide, Mixed and Sulphide mineralization. Other well known processing methods, such as grinding and flotation, or Carbon In Pulp (CIP) leaching will also be evaluated to address Sulphide mineralization specifically. The Company is also planning a new drill program to begin this fall, to continue infill drilling and explore the Intermediate Area between Los Planes and Las Colinas, and to start testing the recently acquired and as yet untested Triunfo Trend.

Please visit the Company website at www.pedimentgold.com to see new maps and an interactive 3D model of the San Antonio deposit.

Melvin Herdrick, Vice President of Exploration and Director, is a Qualified Person as defined by NI 43-101 and has reviewed and approved this release.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On behalf of the board,

Gary Freeman
President & CEO

THE TSX HAS NOT REVIEWED OR ACCEPTED RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE

This news release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian provincial securities laws applicable to the Company, regarding the progress report provided on the San Antonio Gold Project. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This news release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This news release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Interim Consolidated Financial Statements

For the nine-months ended June 30, 2009 and 2008

(Unaudited – Prepared by Management)

(Expressed in Canadian Dollars)

Contents

Management’s Responsibility for Financial Reporting

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Operations

Consolidated Statements of Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

6 - 27

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Balance Sheets

	June 30 2009	September 30 2008
	(Unaudited)	(Audited)
Assets
Current
Cash and cash equivalents (note 3)	$4,580,812	$18,049,781
Short-term investments (note 3)	10,023,000	-
Amounts receivable	778,104	718,570
Due from related parties (note 9)	16,344	4,830
Prepaid expenses and deposits	122,980	208,685

Total current assets	15,521,240
Equipment (note 5)	44,374	40,769
Mineral properties (note 6)	14,205,063	10,759,924

Total assets	$29,770,677	$29,782,559

Liabilities
Current
Accounts payable and accrued liabilities	$101,294	$197,027
Due to related parties (note 9)	-	1,514

Total current liabilities	101,294	198,541
Future income tax liability (note 8)	59,914	65,570
Total liabilities	161,208	264,111

Shareholders’ Equity
Share capital (note 7)	59,161,215	57,856,097
Contributed surplus	7,152,264	6,010,303
Deficit accumulated in the exploration stage	(36,704,010)	(34,347,952)

Total shareholders’ equity	29,609,469	29,518,448

Total liabilities and shareholders’ equity	$29,770,677	$29,782,559

Nature of operations (note 1)

Commitments (notes 6 and 12)

Subsequent events (note 13)

Approved on behalf of the Board:

“Chris Theodoropoulos” (signed)	“Gary Freeman” (signed)

Chris Theodoropoulos, Director	Gary Freeman, Director

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Statements of Operations

	Three Months Ended June 30		Nine Months Ended June 30
	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited	(unaudited)
			(note 7(g))
Expenses
Stock-based compensation(note 7(g)(i))	$ 424,476	$1 ,343,048	$1,142,115	$3,728,883
Salaries	43,460	365,517	197,769	427,773
Consultants (note 9(b))	229,687	326,636	816,162	554,232
Legal and audit	27,336	52,031	84,103	141,789
Office and administration	112,977	101,652	243,407	406,162
Investor Relations	89,465	58,414	212,754	174,975
Travel	53,217	85,780	171,236	193,087
Transfer agent, and filing fees	23,248	2,779	127,624	51,249
Property evaluation costs	18,368	-	44,116	-
Interest and financing charges	955	790	955	2,782
Amortization	2,826	876	8,565	876
	1,026,015	2,337,523	3,048,806	5,681,808

Other Income (Expenses)
Investment and other income	83,503	154,003	275,825	531,875
Foreign exchange gain (loss)	75,819	114,869	416,923	124,259
Write-off of mineral properties	-	-	-	(10,743)
	159,322	268,872	692,748	645,391

Net Loss for Period	(866,693)	(2,068,651)	(2,356,058)	(5,036,417)
Deficit, Beginning of Period	(35,837,317)	(29,523,895)	(34,347,952)	(26,556,129)

Deficit, End of Period	$ (36,704,010)	$(31,592,546	$(36,704,010)	$(31,592,546)

Loss per Share	$ (0.02)	$(0.05)	$(0.05)	$(0.13)

Weighted Average Number of
Common Shares Outstanding	43,330,611	40,779,597	43,330,611	40,779,597

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Statements of Shareholders’ Equity

(unaudited)

				Deficit accumulated in the exploration stage
Share Capital			Contributed Surplus		Total
Shares		Amount			Shareholders' Equity

Balance, September 30, 2007	33,638,135	$ 38,558,024	$1,557,786	$ (26,556,128)	$ 13,559,682
Common shares issued during the year
For cash
Private placements net of share issue costs (note 7(c)(i))	5,950,300	16,816,005	-	-	16,816,005
Exercise of warrants	1,154,051	1,597,319	-	-	1,597,319
Exercise of options	1,041,250	693,350	-	-	693,350
Shares issued for mineral property (note 7(c)(ii))	25,000	71,500	-	-	71,500
Transfer of contributed surplus to share capital on exercise of warrants	-	90,143	(90,143)	-	-
Transfer of contributed surplus to share capital on exercise of options	-	635,623	(635,623)	-	-
Stock-based compensation for the year (note 7(g))	-	-	4,331,565	-	4,331,565
Fair value of warrants issued as finders’ fees	-	-	240,851	-	240,851
Escrowed shares cancelled (note 7(b))	(426,667)	(605,867)	605,867	-	-
Net loss for the year	-	-	-	(7,791,824)	(7,791,824)

Balance, September 30, 2008	41,382,069	$57,856,097	$6,010,303	$ (34,347,952)	$ 29,518,448

Balance, September 30, 2008	41,382,069	$ 57,856,097	$6,010,303	$ (34,347,952)	$ 29,518,448
Common Shares issued during the year
For cash
Exercise of options	62,518	36,255	-	-	36,255
Issued in relation to acquisition of subsidiary (note6(c))	2,500,000	1,175,000	-	-	1,175,000
Issued in relation to the acquisition of mineral properties (note 6(b)(ii))	75,742	65,738	-	-	65,738
Transfer of contributed surplus to share capital on exercise of options	-	28,125	(28,125)	-	-
Stock-based compensation for the year (note 7(g))	-	-	1,170,086	-	1,170,086
Net loss for the period	-	-	-	(2,356,058)	(2,356,058)

Balance, June 30, 2009	44,020,329	$59,161,215	$7,152,264	$ (36,704,010)	$ 29,609,469

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Consolidated Statements of Cash Flows

	Three Months Ended June		Nine Months Ended June 30
	2009	2008	2009	2008
	(unaudited)	(unaudited)
			(note 7(g))
Operating Activities
Net loss for the period	$(866,693)	$(2,068,651)	$(2,356,058)	$(5,036,417)
Items not involving cash:
Amortization	2,826	876	8,565	876
Stock-based compensation	424,476	1,343,048	1,142,115	3,728,883
Future income tax expense	(280)	-	(5,656)	-
Changes in operating assets
and liabilities:
Amounts receivable	(88,384)	(181,636)	(59,534)	(984,206)
Prepaid expenses	(24,252)	(5,523)	85,705	(34,948)
Accounts payable and
accrued liabilities	(81,503)	548,991	(114,521)	238,756
Total cash flows used in
Operating Activities	(633,810)	(362,895)	(1,280,596)	(2,087,056)
Investing Activities
Expenditures on property
and equipment	1,242	(8,671)	(12,170)	(8,671)
Expenditures and advances
on mineral properties	(269,262)	(2,415,590)	(2,176,430)	(6,318,395)
Purchase of short-term investments	(23,000)	-	(10,023,000)	-
Total cash flows used in
Investing Activities	(291,020)	(2,424,261)	(12,211,600)	(6,327,066)
Financing Activities
Proceeds from issuance of
Common shares, net of issue costs	-	238,975	36,255	18,894,029
Due from related parties	(4,259)	(16,406)	(13,028)	-
Cash Provided by Financing
Activities	(4,259)	222,569	23,227	18,894,029
Increase / (Decrease) in Cash
and Cash Equivalents	(929,089)	(2,564,587)	(13,468,969)	10,479,907
Cash and Cash Equivalents,
Beginning of Period	5,509,901	23,166,735	18,049,781	10,122,241
Cash and Cash Equivalents,
End of Period	$4,580,812	$20,602,148	$4,580,812	$20,602,148

Supplemental disclosure with respect to cash flows (note 10).

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

1.

NATURE OF OPERATIONS

The Company is governed under the Business Corporations Act (British Columbia) and is engaged in the business of the acquisition of, exploration for and development of mineral properties.  On February 25, 2009, the Company changed its name from Pediment Exploration Ltd. to Pediment Gold Corp.

The Company reported a net loss of $2,356,058 (2008 - $5,036,417) for the nine months ended June 30, 2009 and has an accumulated deficit of $36,704,010 as at June 30, 2009 (2008 - $31,592,546).  As at June 30, 2009, the Company had $15,419,946 (2008 – $21,403,667) in working capital, which is sufficient capital to cover its fiscal 2009 expenditures and continue operations through fiscal 2010.. The Company relies on financing through the issuance of additional shares of its common stock until such time as it achieves sustained profitability through profitable mining operations, or the receipt of proceeds from the disposition of its mineral property interests.

2.

SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods consistent with those used in preparation of the most recent annual audited consolidated financial statements except as noted below.  The interim consolidated financial statements do not include all information and note disclosures required by Canadian GAAP for annual financial statements, and therefore should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended September 30, 2008.

Effective October 1, 2008, the Company adopted the following standards of the Canadian Institute of Chartered Accountants (“CICA”) Handbook:

(i)

Amendments to Section 1400 – Going Concern

CICA Section 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern.  The adoption of this policy is expected to have no impact on the Company.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effective January 2009, the Company adopted the following standards of the Canadian Institute of Chartered Accountants (“CICA”) Handbook:

(i)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On January 20, 2009, the Emerging Issues Committee ("EIC") of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-173. The adoption of this policy is expected to have no impact on the Company.

(ii)

Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

(iii)

Goodwill and Intangible Assets

Effective January 1, 2009, the Company will adopt new CICA Handbook Section 3064, Goodwill and Intangible Assets.  This Section replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, and establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The Company is still evaluating the impact of this standard on its consolidated financial statements.

iv)

 Inventories

Effective January 1, 2009, the Company will adopt new CICA Handbook Section 3031, Inventories, which replaces the existing Section 3030, and establishes standards for the measurement and disclosure of inventories.  The new standards provide more extensive guidance onthe determination of cost, including allocation of overhead, which requires testing and expands disclosure requirements.  The adoption of this standard is not expected to have an impact the Company’s consolidated financial statements.

Effective March 2009, the Company adopted the following standards of the Canadian Institute of Chartered Accountants (“CICA”) Handbook:

(i)

Mining Exploration Costs

In March 2009, the EIC issued EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for long-lived assets. EIC-174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-174. The Company is currently evaluating the impact of the adoption of this standard.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

Future changes in accounting policies

(ii)

International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies.  The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period.  In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP.  The effective date for the Company is for interim and annual financial statements relating to the Company’s fiscal years beginning on or after October 1, 2011.  The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010 and 2009.  While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

3.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company classified its cash and cash equivalents and short-term investments as held-for-trading; amounts receivable, deposits, and due from related parties as loans and receivables; and due to related parties and accounts payable and accrued liabilities as other financial liabilities.

The carrying values of cash and cash equivalents, short-term investments, amounts receivable, deposits, and accounts payable and accrued liabilities approximate their fair values due to the short-term maturity of these financial instruments. The fair values of amounts due to and from related parties are amounts agreed too amongst the related parties and approximate their fair values.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

3.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

(a)

Credit risk

The Company manages credit risk, in respect of cash and cash equivalents and short-term investments, by purchasing highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy.  In regards to amounts receivable, the Company is not exposed to significant credit risk as they are due from governmental agencies.

Concentration of credit risk exists with respect to the Company’s cash and cash equivalents and short-term investments as all amounts are held with major Canadian financial institutions. The Company’s concentration of credit risk and maximum exposure thereto is as follows:

	June 30	September 30
	2009	2008

Cash and cash equivalents
Bank accounts	$4,580,812	$ 2,424,466
	4,580,812	2,424,466
Short-term investments
Guaranteed investment certificates	10,023,000	15,625,315
Total	$14,603,812	$ 18,049,781

The credit risk associated with cash and cash equivalents and short-term investments is minimized substantially by ensuring that these financial assets are placed with major financial institutions with strong investment grade ratings by a primary ratings agency.

The Company has no asset backed securities.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in obtaining funds to meet commitments. The Company’s approach to managing liquidity risk is to provide reasonable assurance that it will have sufficient funds to meet liabilities when due.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities.  The Company maintains sufficient cash and cash equivalents at June 30, 2009 in the amount of $4,580,812 (2008 - $20,602,148) in order to meet its obligations for the next year.  At June 30, 2009 the Company had accounts payable and accrued liabilities of $101,294 (2008 - $585,712).

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

3.

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

(c)

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

(i)

Interest rate risk

The Company’s cash and cash equivalents consists of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2009.  Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations.  The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

(ii)

Foreign currency risk

The Company is exposed to foreign currency risk as monetary financial instruments are denominated in US dollars and Mexican pesos. The Company has not entered into any foreign currency contracts to mitigate this risk.

(iii)

Other price risk

Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Net loss and other comprehensive loss for the nine months ended June 30, 2009 could have varied if the Canadian dollar to Mexican peso foreign exchange rate varied by reasonably possible amounts from their actual balance sheet date values.

The sensitivity analysis of the Company’s exposure to foreign currency risk at the reporting date has been determined based upon hypothetical changes taking place at June 30, 2009, which includes a hypothetical change in the foreign currency exchange rate between the Canadian dollar and Mexico peso of 11% and the effect on net loss and comprehensive loss.

Reasonably Possible Changes

CDN $: MXN peso exchange rate variance	11%

Net loss and comprehensive loss	$1,188,142

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

4.

CAPITAL MANAGEMENT

The Company is an exploration stage company and this involves a high degree of risk. The Company has not determined whether its properties contain economically recoverable reserves of ore and currently has not earned any revenues from its mineral properties and, therefore does not generate cash flows from operations. The Company’s primary source of funds comes from the issuance of share capital. The Company does not use other sources of financing that require fixed payments of interest and principal due to lack of cash flow from current operations and is not subject to any externally imposed capital requirements.

The Company defines its capital as shareholders’ equity.  Capital requirements are driven by the Company’s exploration activities on its mineral properties. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to ensure that adequate funds are available to meet its strategic goals. The Company monitors actual expenses to budget on all exploration projects and overhead to manage costs, commitments, and exploration activities.

The Company has in the past invested excess cash and cash equivalents in liquid investments to obtain adequate returns. The investment decision is based on cash management to ensure working capital is available to meet the Company’s short term obligations while maximizing liquidity and returns of unused capital.

Although the Company has been successful at raising funds in the past through the issuance of share capital, it is uncertain whether it will continue this financing due to uncertain economic conditions. The Company believes that it has sufficient funds and additional receivables to fund its working capital for the next two years.

There have been no changes to the Company’s approach to capital management during the year.

5.

EQUIPMENT

	June 30, 2009			September 30, 2008
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value

Computer equipment	$30,516	$18,756	$11,760	$37,179	$11,908	$25,271
Office furniture	28,369	8,707	19,662	21,707	6,209	15,498
Equipment	15,162	2,210	12,952	-	-	-
	$74,047	$29,673	$44,374	$58,886	$18,117	$40,769

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

6.

MINERAL PROPERTIES

(a)

Capitalized mineral property expenditures are as follows:

	San Antonio Project	La Colorada Project	Other Projects	Total

Balance, September 30, 2007	$1,938,735	$-	$ 1,446,356	$3,385,091

Option payments Received	-	-	(496,572)	(496,572)
Acquisition costs	-	997,095	-	997,095

Deferred exploration costs
Mining concessions	-	-	-	-
Geological services	393,831	297,154	120,733	811,718
Tax on surface	20,826	21,939	48,148	90,913
Drilling, sampling and testing	3,385,442	166,073	652,104	4,203,619
Geophysical	55,920	-	31,962	87,882
Fuel and gas	17,972	3,345	9,059	30,376
Travel	29,066	4,605	8,291	41,962
Stationery	2,321	2,063	730	5,114
Miscellaneous	209,612	231,185	116,235	557,032

Total deferred exploration costs for the period	4,114,990	726,364	987,262	5,828,616

Total acquisition and exploration costs for the period	4,114,990	1,723,459	490,690	6,329,139

Mineral properties balance before write down	6,053,725	1,723,459	1,937,046	6,329,139
Write down of mineral properties	-	-	(10,743)	(10,743)
Balance June 30, 2008	$6,053,725	$1,723,459	$1,926,303	$9,703,487

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

6.

MINERAL PROPERTIES (Continued)

(a)

Capitalized mineral property expenditures (continued):

	San Antonio Project	La Colorada Project	Other Projects	Total
Balance, September 30, 2008	$8,044,957	$2,714,963	$4	$10,759,924

Acquisition costs	1,175,000	1,540,481	-	2,715,481

Deferred exploration costs
Mining concessions	16,179	-	-	16,179
Geological services	261,121	151,977	-	413,098
Tax on surface	38,553	13,093	-	51,646
Drilling, sampling, and testing	76,349	15,321	-	91,670
Geophysical	-	-	-	-
Fuel and gas	369	7,364	-	7,733
Travel	71,438	33,774	-	105,212
Stationary	3,786	190	-	3,976
Miscellaneous	34,850	5,294	-	40,144
Total deferred exploration costs for the period	502,645	227,013	-	729,658
Total acquisition and exploration costs for the period	1,677,645	1,767,494	-	3,445,139

Balance, June 30, 2009	$9,722,602	$4,482,457	$4	$14,205,063

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

6.

MINERAL PROPERTIES (Continued)

(b)

The Company’s mineral property holdings consist of mineral concessions located in Sonora State and Baja California Sur, Mexico. Descriptions of specific concession groups are as follows:

(i)

San Antonio Project (Las Colinas)

San Antonio (formerly Las Colinas) consists of two concessions, Cirio and Emily, located in the state of Baja California Sur, Mexico.  The concessions are held 100% by the Company’s subsidiary and are in good standing.

During 2008, the San Antonio Project was expanded to include the Triunfo Est. Properties, which consist of five mining-exploration concessions located in the state of Baja California Sur, Mexico.  The concessions were acquired for a cash payment of $11,250 (paid) and the issuance of 25,000 common shares (issued) of the Company valued at $71,500.

On July 3, 2008, the Company acquired the El Triunfo concession group, a group of adjacent concessions in the San Antonio district. The three concessions were acquired for a cash payment of $1,241,568 (paid) and subject to a variable 1% to 3% net smelter royalty.

(ii)

On December 4, 2008 the Company issued 2,500,000 common shares valued at $0.47 for a total value of $1,175,000 relating to the acquisition of Pitalla, which was allocated to San Antonio acquisition costs (note 6(c)).La Colorada Project

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property.  The Company has an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1million ($1,085,518 – paid), followed by additional payments of US$1,100,000 on or before October 22, 2008 and US$550,000 on or before October 22, 2009.

On November 26, 2008, the Company amended the original option agreement dated October 22, 2007 and entered into a revised purchase agreement in regards to the La Colorada Project.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

6.

MINERAL PROPERTIES (Continued)

(b)

(continued)

(ii)

La Colorada Project (continued)

Pursuant to the revised purchase agreement, the Company acquired all concessions except the Sonora IV concession agreed to under the original option agreement by making one further payment of US$825,000 (paid), for a total purchase price of US$1.925 million, and granted a net smelter return royalty of 3% if open-pit mined or of 2% if underground mined.  The 2% net smelter return royalty on underground production can be purchased by the Company at any time for US$300,000.

The option to purchase agreement grants the Company the option to acquire the Sonora IV concession for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share.

On February 12, 2008, the Company entered into an option agreement (referred to as the “RECAMI” agreement) to acquire three additional mineral concessions totaling 400 hectares for a total purchase price of US$800,000 (Paid - CDN$228,122). The remaining US$600,000 is due in varying amounts on the anniversary date of the agreement through to February 12, 2013. The contract also includes a 3% Net Smelter Royalty (“NSR”) to be paid to the vendor should the Company complete the transaction. The 3% NSR can be purchased by the Company at any time for a cash payment of US$200,000.

On May 12, 2009, the Company amended the terms of the RECAMI agreement, which reduced the total purchase price from US$800,000 to US$600,000 and  introduced a portion payable in shares. The amended schedule of payments is as follows:

Cash:

US$100,000 – February 8, 2008 (Paid - CDN $102,491)

US$100,000 – March 23, 2009 (Paid - CDN$125,631)

US$100,000 – March 3, 2010

US$100,000 – March 3, 2011

Common Shares:

Shares, equivalent to US$50,000 – May 29, 2009 (Issued –CDN $65,738)

Shares, equivalent to US$50,000 – March 3, 2010

Shares, equivalent to US$100,000 – March 3, 2011

On August 14, 2008, the Company acquired six mineral concessions totalling 218 hectares for $109,688 (paid).

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

6.

MINERAL PROPERTIES (Continued)

(b)

(continued)

(iii)

Other Projects

The Company holds title to various exploration stage projects, all of which are located within Mexico.  These projects consist of the following: Caborca, Texson, Daniel, Mel-Manual, Valenzuela, Cochis, Juliana, La Cien, Glor, El Caribe, and Pitalla 3.  As at September 30, 2008, the Company wrote down the combined carrying value of these projects to $4.

(c)

On September 29, 2005, the Company acquired 100% of the issued and outstanding shares of Compania Minera Pitalla, S.A. de C.V. , a non-reporting Mexican company, which owns or has rights to acquire various mining properties, concessions and prospects in Mexico.

In consideration of the acquisition, the Company issued 5,399,998 common shares to the vendors at a price of $0.075 per share for a total value of $405,000 pursuant to a letter of intent dated July 29, 2004. As part of a finder’s fee arrangement, 150,000 additional common shares were issued to the agents. In addition, 2,500,000 common shares may be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.  On December 4, 2008 the Company issued the 2,500,000 common shares valued at $0.47 for a total value of $1,175,000, which was allocated to acquisition costs relating to the San Antonio project.

This acquisition has been accounted for using the purchase method and the values of the assets acquired and liabilities assumed have been adjusted to reflect their fair values at the acquisition date. The purchase price has been allocated as follows:

Cash and cash equivalents	$9,778
Accounts receivable	15,340
Mineral interests	410,841
Due to related parties	(43,402)
Accounts payable	(202)

392,355
Issuance of common shares	(405,000)

Allocated to deficit	$(12,645)

Pitalla holds interests in mineral concessions as described in note 6(b).

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

7.

SHARE CAPITAL

(a)

Authorized - Unlimited number of common shares without par value

(b)

Escrow shares

As at June 30, 2009, there are no common shares held in escrow (2008 – 885,112).

During the year ended September 30, 2008, the Company cancelled 426,667 common shares previously held in escrow.  Accordingly, the weighted average per common share amount of share capital attributed to the cancelled shares of $605,867 was allocated to contributed surplus.

(c)

Private placements and shares issued for property

(i)

On December 3, 2007, the Company completed a non-brokered private placement and issued 5,849,300 units at a price of $3.00 per unit, for gross proceeds of $17,547,900. Each unit consisted of one common share and one-half of one share purchase warrant. One whole warrant entitles the holder to purchase one additional common share at a price of $3.75 per share on or before June 3, 2009.  As part of the finder’s fee arrangement, $425,520 in cash was paid, and 101,000 additional units, valued at the same amount as the placement units, were issued to the agents. Each unit consisted of one common share and one-half of one share purchase warrant, each unit having the same terms as the units described above. In addition, 261,965 finder’s warrants were issued with a fair value of $240,851, each exercisable to acquire one common share of the Company at a price of $3.80 per share until June 3, 2009. Other cash share issuance costs of $65,524 were incurred by the Company through the private placement.

(ii)

During the year ended September 30, 2008, a total of 25,000 common shares were issued to acquire mineral property data relating to one of the Company’s mineral concessions.  The fair value of these shares based upon their market value at the time of issue was $71,500.

(iii)

During the nine months ended June 30, 2009, a total of 2,500,000 common shares were issued in relation to the acquisition of the Company’s subsidiary (note 6(c)).  The fair value of these options based upon their market value at the time of issue was $1,175,000, which was allocated to acquisition costs relating to the San Antonio project.

(iv)

During the nine months ended June 30, 2009, a total of 75,742 common shares were issued in relation to the acquisition of mineral concessions (note 6(b)(ii)).  The fair value of these shares based upon the valuation method per the option agreement was $65,738.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

7.

SHARE CAPITAL (Continued)

(d)

Stock options

Pursuant to the policies of the TSX Venture Exchange, under the Company’s stock option plan, options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of grant for a maximum term of five years. The board of directors may grant options for the purchase of up to a total of 10% of the outstanding shares at the time of the option grant less the aggregate number of existing options and number of common shares subject to issuance under outstanding rights that have been issued under any other share compensation arrangement. Options granted under the plan may vest over a period of time at the discretion of the board of directors.

As of March 2, 2009, the Company’s shares delisted from the TSX Venture Exchange and are now trading on the Toronto Stock Exchange.

A summary of the status of the Company’s outstanding and exercisable stock options at June 30, 2009 and 2008 and changes during the years then ended is as follows:

	Outstanding	Exercisable	Weighted Average Exercise Price

Balance, September 30, 2007	2,500,000	1,751,250	$0.72
Exercised	(1,041,250)	(1,041,250)	$0.71
Vested in year	-	-	$-
Cancelled/Forfeited	(25,000)	(25,000)	$3.00
Granted	2,340,000	2,340,000	$2.15
Balance, June 30, 2008	3,773,750	3,336,250	$1.61

Balance, September 30, 2008	3,642,500	3,392,500	$1.61
Exercised	(62,500)	(62,500)	$0.58
Vested in year	-	250,000	$1.88
Cancelled / Forfeited	(1,897,500)	(1,897,500)	$1.90
Expired	(80,000)	(80,000)	$0.85
Granted	2,240,000	2,015,000	$0.71

Balance, June 30, 2009	3,842,500	3,617,500	$0.98

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

7.

SHARE CAPITAL (Continued)

(d)

Stock options (continued)

The following is a summary of stock options outstanding:

	Exercise	March 31 September 30
Expiry Date	Price	2009	2008

April 4, 2009*	$0.85	-	80,000
February 12, 2010 **	$0.60	50,000	150,000
July 21, 2010	$0.50	25,000	25,000
July 21, 2010	$0.63	290,000	290,000
April 25, 2011	$0.80	415,000	415,000
August 2, 2011	$0.55	205,000	230,000
February 12, 2012	$0.60	50,000	50,000
March 23, 2012	$0.73	37,500	37,500
April 27, 2012	$0.78	50,000	50,000
October 25, 2012 ***	$1.88	-	400,000
November 16, 2012 ****	$3.00	-	815,000
June 17, 2013	$1.60	1,100,000	1,100,000
December 12, 2013****	$0.60	650,000	-
May 4, 2011	$0.90	200,000	-
May 4, 2012	$0.90	100,000	-
May 11, 2010	$0.84	80,000	-
May 11, 2014	$0.84	590,000	-
		3,842,500	3,642,500

* On April 4, 2009, 80,000 options expired unexercised.

** On December 29, 2008, 62,500 of these options were forfeited.

*** These stock options were cancelled on December 12, 2008.

**** On November 26, 2008, 70,000 of these stock options were forfeited; the remaining 745,000 were subsequently cancelled on December 12, 2008.

***** On March 20, 2009, 520,000 of these options were cancelled.

       On June 15, 2009, 100,000 of these options were forfeited.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

7.

SHARE CAPITAL (Continued)

(e)

Warrants

At June 30, 2009, the Company has no outstanding warrants to purchase common shares, shown as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2008	Issued	Exercised	Expired	Outstanding at June 30, 2009

$1.05	November 2, 2008	232,000	-	-	(232,000)	-
$2.00	February 21, 2009	1,798,059	-	-	(1,798,059)	-
$2.05	February 21, 2009	131,174	-	-	(131,174)	-
$3.75	June 3, 2009	2,975,150	-	-	(2,975,150)	-
$3.80	June 3, 2009	261,965	-	-	(261,965)	-

		5,398,348	-	-	(5,398,348)	-

At June 30, 2008, the Company has outstanding warrants to purchase an aggregate 5,943,348 common shares as follows:

Exercise Price	Expiry Date	Outstanding at September 30, 2007	Issued	Exercised	Expired	Outstanding at June 30, 2008

$1.00	September 30, 2008	715,834	-	(170,834)	-	545,000
$1.05	November 2, 2008	257,000	-	(25,000)	-	232,000
$2.00	February 21, 2009	2,055,250	-	(257,191)	-	1,798,059
$2.05	February 21, 2009	307,200	-	(176,026)	-	131,174
$3.75	June 3, 2009	-	2,975,150	-	-	2,975,150
$3.80	June 3, 2009	-	261,965	-	-	261,965

		3,335,284	3,237,115	(629,051)	-	5,943,348

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

7.

SHARE CAPITAL (Continued)

(f)

Shares reserved for issuance at June 30, 2009 and 2008

	2009	2008

Outstanding at June 30	44,020,329	40,484,569
Stock options (note 7(d))	3,842,500	3,071,250
Warrants (note 7(e))	-	5,943,348

Fully diluted at June 30	47,862,829	49,499,167

(g)

Option compensation

(i)

The fair value of stock options granted, and which vested to directors, employees and consultants, is broken down as follows:

	2009	2008

Salaries – Employees/Directors	$941,356	$889,287
Consultants	228,730	1,496,548
	$1,170,086	$2,385,835

Stock-based compensation expense was retroactively restated by ($320,046) for the quarter ended December 31, 2008, in relation to the 520,000 unvested options that were cancelled on March 23, 2009.

During the nine months ended June 30, 2009, $27,971 in stock-based compensation was allocated to mineral properties and the balance of $1,142,115 was expensed in the consolidated statement of operations.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

7.

SHARE CAPITAL (Continued)

(g)

Option compensation (continued)

(i)

(continued)

The fair value of stock options used to calculate stock-based compensation is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

2009
Date of Grant:	Dec. 12, 2008	May 4, 2009	May 4, 2009	May 11, 2009	May 11, 2009
Risk free interest rate	2.15%	1.02%	1.47%	1.09%	2.07%
Expected dividend yield	-	-	-	-	-
Expected stock price volatility	101.66%	102.93%	96.49%	110.36%	92.34%
Expected option life in years	5.00	2.00	3.00	1.00	5.00

2008
Date of Grant:	Oct. 25, 2007	Nov 16, 2007	June 17, 2008
Risk free interest rate	3.98%	3.98%	3.52%
Expected dividend yield	-	-	-
Expected stock price volatility	75.00%	75.00%	98.32%
Expected option life in years	5.00	5.00	5.00

(ii)

The fair value of warrants issued as finder’s fees in the amount of $nil (2008 -$240,851) and included in share issue costs is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2009	2008

Risk-free interest rate	-	3.98%
Expected dividend yield	-	0.00%
Expected stock price volatility	-	75.0%
Expected option life in years	-	1.5

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

8.

INCOME TAXES

At the last fiscal year end, the Company has approximate non-capital losses of $16,365,000 in Canada and Mexico that may be carried forward to apply against future years’ income. These losses expire as follows:

	Canada	Mexico	Total

2009	$660,000	$-	$660,000
2010	85,000	-	85,000
2012	-	66,000	66,000
2013	-	40,000	40,000
2014	-	29,000	29,000
2015	585,000	27,000	612,000
2016	-	106,000	106,000
2017	-	5,147,000	5,147,000
2018	-	6,221,000	6,221,000
2026	1,070,000	-	1,070,000
2027	1,357,000	-	1,357,000
2028	972,000	-	972,000

	$4,729,000	$11,636,000	$16,365,000

The Company also has $4,767,000 of net capital losses available to apply against future capital gains in Canada. The tax benefit of the above losses has not been recorded in these financial statements as a full valuation allowance has been provided for these future tax assets.

The Company has a future income tax liability in the amount of $59,914, which relates to the excess of book value over tax value of certain assets within Mexico.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

9.

RELATED PARTY TRANSACTIONS

(a)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

Amounts due from officers and companies with common directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company’s properties and recoveries of rent for shared office space. Amounts due to officers result from unpaid consulting fees.

(b)

Included in total consulting fees is the amount of $440,227 (2008 - $307,370) paid/payable to directors and officers of the Company.

(c)

Rent of $10,350 (2008 - $2,300) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

(d)

As at June 30, 2009, $16,344 (2008 - $9,433) is due from a company with common directors for its share of rent that is paid by the Company for shared office space.

(e)

As at June 30, 2009, $21,000 (2008 - $21,000) of prepaid expenses relates to an advance on consulting fees made to a company with a common director.

(f)

As at June 30, 2009, $28,009 (2008 - $nil) in accounts payable is owed to directors/officers of the Company for director and consulting fees.

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, which approximates fair value, being the amount agreed upon by the related parties.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

10.

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

		2009	2008
Non-cash transactions for the period ended
June 30
Shares issued for mineral property (note 6(b))		$1,240,738	$-
Stock-based compensation	$		$-
included in mineral properties (note 7(g)(i))		$27,971	$-
Other supplemental cash flow information:
Cash paid during the year for
Interest expense		$-	$8,517
Income tax expense		$-	$-

11.

SEGMENT DISCLOSURES

The Company operated in one industry segment, the mineral resource industry, and in two geographical segments, Canada and Mexico.  All current exploration activities are conducted in Mexico.  The capital assets (including mineral properties) and total assets identifiable with these geographic areas are as follows:

	2009	2008

Capital assets (including mineral properties)
Canada	$1,798,642	$208,220
Mexico	12,450,795	9,534,290

	$14,249,437	$9,742,510

Total assets
Canada	$16,330,096	$20,412,973
Mexico	13,440,581	11,318,916

	$29,770,677	$31,731,889

12.

COMMITMENTS

The Company has a commitment with respect to its premises operating lease. The minimum lease payments required under such leases are payable as follows:

2009	$15,930
2010	50,770
2011	41,520
2012	27,680

$135,900

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the nine months ended June 30, 2009 and 2008

13.

SUBSEQUENT EVENTS

There have been no significant subsequent events since June 30, 2009.

14.

COMPARATIVE FIGURES

Certain of the prior years’ comparative figures have been reclassified to conform to the current period’s presentation.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Gary Freeman, the Chief Executive Officer of Pediment Gold Corp, certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Pediment Gold Corp (the “issuer”) for the interim period ended June 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control – Integrated Framework – published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2

ICFR – material weakness relating to design: N/A

5.3

Limitation on scope of design: N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 17, 2009

“Gary Freeman”

Gary Freeman

Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, John Seaman, the Chief Financial Officer of Pediment Gold Corp, certify the following:

1.

Review: I have reviewed the interim financial statements and interim MD&A (together, the “interim filings”) of Pediment Gold Corp (the “issuer”) for the interim period ended June 30, 2009.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.

Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

a.

designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

i.

material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

ii.

information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

b.

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is Internal Control – Integrated Framework – published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

5.2

ICFR – material weakness relating to design: N/A

5.3

Limitation on scope of design: N/A

6.

Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on April 1, 2009 and ended on June 30, 2009 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: August 17, 2009

“John Seaman”

John Seaman

Chief Financial Officer

PEDIMENT GOLD CORP.

(Formerly Pediment Exploration Ltd.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THIRD QUARTER ENDED

JUNE 30, 2009

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

1.0

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) includes information from, and should be read in conjunction with, the accompanying un-audited financial statements of Pediment Gold Corp (“the Company” or “Pediment”) for the  nine months ended  June 30, 2009 and the audited financial statements for the year ended September 30, 2008. The Company reports its financial position, results of operations and cash flows in accordance with the Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars. This MD&A was prepared with information available as of August 12, 2009. Additional information and disclosure relating to the Company can be found on SEDAR at www.sedar.com.

2.0

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A constitute forward-looking statements.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always. Identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “designed”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.  These statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.  Based on current available information, the Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that those expectations will prove to be correct.  The forward-looking statements in this MD&A are expressly qualified by this statement, and readers are advised not to place undue reliance on the forward-looking statements.

3.0

DESCRIPTION OF BUSINESS

The Company is a natural resource company engaged in the evaluation, acquisition, exploration and development and ultimately is working towards commercial production of gold and silver resources in Mexico.  While none of the properties have reached commercial production; two projects, La Colorada and San Antonio, are moving through the advanced exploration stage toward development.  The Company has financed its current exploration and development activities principally by the issuance of common shares.

The recoverability of costs capitalized to mineral properties and the Company’s future financial success is dependent upon the extent to which economic gold and silver mineralized bodies can develop to producing entities or from the receipt of proceeds from disposition or a joint venture on its mineral property interests.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors for advancing the Company’s projects to production are dependant on outside factors; such as, obtaining the necessary rights and permitting which need to be granted from certain local and governmental agencies located in Mexico.  Additional risk factors that may effect the financial statements and the risk factors related to mineral exploration and development are set out in the Company’s Annual Report as filed via SEDAR on March 31, 2009, available at www.sedar.com and under the heading “Risks and Uncertainties” listed below.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company’s liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company’s liquidity are substantially determined by the success or failure of the Company’s exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that may have a material effect upon its financial condition, other than those normally encountered by public reporting junior resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

4.0

OVERALL PERFORMANCE

During the nine months ended June 30, 2009 the Company expended $3,445,139 developing and acquiring its exploration projects.  The total expenditures include cash costs of $2,176,430, $1,240,738 in share issuance costs relating to the acquisition of mineral properties and $27,971 relating to stock-based compensation.

Mineral property acquisition costs totaled $2,715,481 for the nine months ended June 30, 2009, which included cash costs of $1,474,743 relating to La Colorada and $1,175,000 and $65,738 in share issuance costs relating to San Antonio and La Colorada, respectfully.

Acquisition costs relating to La Colorada represents the final option payment ($1,474,743) the Company incurred as a result of acquiring 100% of the project and the cash payment and share issuance relating to the Recami agreement ($65,738) (see La Colorada Project Update).

Acquisition costs associated with the San Antonio project relates to the September 29, 2005 agreement where by the Company acquired 100% of the shares in Compania Minera Pitalla, S.A. de C.V.  As part of the acquisition, 2,500,000 common shares would be issuable prior to December 31, 2011 if an aggregate of one million ounces of gold or gold equivalents are determined to be situated on three or fewer of the acquired properties, of which 500,000 ounces or equivalent must be in a single property.  On December 4, 2008, the Company issued 2,500,000 shares at a deemed price of $0.47 per share for a total value of $1,175,000.

During the nine months ended June 30, 2009, the Company incurred $729,658 in exploration expenditures on its San Antonio and La Colorada projects as it continues to advance these projects.

As at June 30, 2009, the Company had consolidated working capital of $15,419,946.  For fiscal 2009, the Company has allocated $4.5 million to cover its operating expenses and to advance its San Antonio and La Colorada projects.  The Company has sufficient working capital to fund its 2009 operating and exploration and development expenditures and to continue its operations through fiscal 2010.

5.0

PROJECT UPDATES

San Antonio Project

In April 2009, the company reported results from column leach testing of oxidized material from the Los Planes discovery within the San Antonio gold project in Baja California Sur. The column leach tests were performed on gold mineralized oxide material retained from portions of eight HQ core drill holes that were shipped as a composite sample to Metcon Research Laboratories located in Tucson Arizona.

The results are based on a 111 day leach cycle, from a composite sample of HQ drill core crushed to two sizes. The coarser material of minus 37.5 mm (1.5 inches) returned 75% gold extractions, and the sample crushed to 9.5 mm (3/8 inch) returned 81% gold extractions.

Column	Gold	Crush Size	Calculated Head	Cyanide	Lime
Leach Test	Extractions	80%Passing	Grade, Gold	Consumption	Consumption
CL-01	81%	3/8 inch	0.87 g/t	0.06 Kg/t	1.8 Kg/t
CL-02	75%	1-1/2 inch	0.81 g/t	0.06 Kg/t	1.6 Kg/t

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

Additional column leach testing of material from a mixed oxide-sulphide sample and a sulphide sample of the Los Planes mineral deposit is nearing completion. The company views the results from the oxide testing as very favourable and continues to work towards a planned 100,000 tonne bulk open pit mining and heap leach test later this year.

The Company has been working very diligently with the Ejido, the local group of land owners, at San Antonio to finalize an agreement allowing long term surface access rights including test mining and production related activities. The company currently has an Exploration Agreement for surface access with the San Antonio Ejido.  The Company has also assembled an experienced pre-development mining team to conclude all relevant permitting issues.  Pediment is also currently planning a number of work and expansion drill programs for this year.

In 2008, bottle roll tests were completed for Los Planes material, including mineralized rock from the oxide, mixed and sulphide zones. The samples that were tested were unmodified RC drill cuttings. There was no crushing, grinding or further processing of the material. The sample size was a combination of fine cuttings ranging up to 1 cm in size. The tests were performed by SGS labs in Durango, Mexico and results were positive with recoveries of up to 88.63% in oxide after a 96-hour test. Sulphide material also had significant recoveries with up to 73.61% extractions after 96 hours.

2008 Los Planes Bottle Roll Test Summary
		Gold	% Extraction
Sample #	Material	Grade	after
SAMT-	Type	g/t	96 hrs
1	Oxide	11.80	88.63
2	Oxide	1.59	78.07
3	Oxide	0.92	85.02
4	Mixed	12.30	79.27
5	Mixed	2.48	76.27
6	Mixed	0.70	86.29
7	Sulphide	14.10	67.74
8	Sulphide	3.32	73.61
9	Sulphide	0.83	71.72

The Company has completed a total of 31,404 metres of drilling at Los Planes, of which 28,759 were reverse-circulation and 2,644 were core. Other targets drilled at San Antonio included:

•

1,436 metres of core drilling and 306 metres of reverse-circulation at Las Colinas (to test mineralization up-dip)

•

950 metres of reverse-circulation and 476 metres of core drilling at La Colpa (west of Las Colinas)

•

984 metres of reverse-circulation drilling between Las Colinas and Los Planes, and

•

1,371 metres of diamond drilling at the Fandango-La Virgen areas

The Company completed an NI 43-101 compliant report for the Los Planes-Las Colinas, which was filed on SEDAR July, 15 2008. The following highlights are extracted from the report.

The current National Instrument 43-101 compliant Mineral Resource Estimates for the Los Planes (“Planes”) and Las Colinas (“Colinas”) zones on Pediment’s San Antonio project were completed by Dave Laudrum of Ashloo Consultants Ltd., under contract to Derry Michener Booth and Wahl Consultants (DMBW), using GEMS Software Version 6.1.3, from Gemcom Software International. The resource is reported based on cut-off grades and economic considerations provided by Ian S. Thompson of DMBW in Section 18.0 of this report.

Based on the parameters described in this report, DMBW has estimated an Inferred Mineral Resource, as at December 31, 2007, for the Los Planes deposit of 30.58 million tonnes at an

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

average grade of 1.32 g/t Au, using a 0.4 g/t Au cut-off grade. In addition DMBW has estimated an Inferred Mineral Resource for the Las Colinas deposit of 5.62 million tonnes at an average grade of 0.83 g/t Au, using a 0.4 g/t Au cut-off grade.

Table 1.1

1.

It cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Resource as a result of continued exploration.

2.

Mineral Resources which are not mineral reserves do not have demonstrated economic viability.

3.

Numbers may not add up, due to rounding.

4.

Oxidized’ refers here to rock affected by oxidation including weak-moderate-strong intensities.

At the current level of drilling there are well defined geological and grade domains at both deposit areas. These domains show good vertical and lateral continuity and were used as hard boundaries when interpolating grades into the block models. For Planes high-grade assays were capped at 30 g/t Au, although this capping level only affected 4 assay samples. No high-grade assay capping was applied at Colinas where the highest assay returned from the zone was 5.71 g/t Au. Density values of 2.7 for sulphide mineralization and 2.6 for oxide mineralization were used for both Planes and Colinas. Grades were interpolated by Ordinary Kriging. Search Ellipse and variogram ranges used were 65 m (along strike) x 65 m (down dip) x 25 m (across strike/dip).

The resource calculation study was done with all assay data available up to Pediment’s hole PLRC07-75 and also using previous drill results obtained by Echo Bay in the nineties; however no prior trench results were used as were used by Echo Bay studies at the time. Pediment has now completed an additional 16,699 metres of drilling at San Antonio after the data used for the 43-101 report and therefore the resource is planned to be updated.

On July 3, 2008, the Company acquired a new group of adjacent concessions in the San Antonio district.  The Company won the concessions by making a bid of MXN $12,615,000 pesos ($1,241,568 CDN – Paid) to the Mexican Geological Survey and committing to a variable 1 to 3% net smelter royalty; payable to the Mexican Geological Survey. The package is called El Triunfo-Valle Perdido and is composed of 3 mining concessions covering 6,579 hectares. The El Triunfo-Valle Perdido package was part of the Mexican natural mineral reserve and covers a northeast trending mineralized system containing gold, silver, lead and zinc.

Triunfo and Valle Perdido areas of the Triunfo land package have old workings and a data base of sampling with some drill information.  Veins present range from 3 to 7 parallel veins that were worked as underground mines with combination of gold-silver values with lead and zinc.  Historic grades of reported resources in the government listing are stated at about 3 grams gold and 350-700 grams silver.  The historic vein resource was reported by the Mexican Geological Survey as follows: 950,547 tonnes distributed as follows:

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

Humboldt-Espinocena	56,613 tons	3.0 g Au	273 g Ag
Hormiguero-La Solidad	721,934 tons	3.3 g Au	436 g Ag
Lomboyal	172,000 tons	2.8 g Au	20 g Ag

Total 97,540 oz Au, 10,727,372 oz. Ag.  In addition the combined lead zinc is about 4-5 percent.

La Colorada Project

La Colorada gold-silver project is a past-producing mine site with historic output from both underground vein and open-pit to heap leach operations. The project is located on main highway and electrical grid infrastructure some 40 km southeast of Hermosillo, the capital and main supply point of Sonora State in north western Mexico.

Pediment has completed key transactions for acquiring or controlling concessions in the La Colorada mine area. These transactions complete the Company’s plan to consolidate the mining district:

1.

On October 22, 2007, the Company negotiated the exclusive option to acquire the past producing La Colorada gold-silver mine property. At that time the Company had an option to acquire 100% of 18 concessions held by private owners plus 1,130 hectares of surface holdings that include production and plant offices in return for an initial payment of US$1.1 million ($1,085,518 – paid), followed by additional payments totaling US$1,650,000 over the subsequent two-year period.

On November 26, 2008, the company reached an agreement to adjust its original option to purchase certain holdings in the La Colorada gold-silver project, in order to both reduce the cash cost to the Company and to accelerate the acquisition. The subject holdings encompass the past-producing, open-pit and underground workings of the Gran Central, La Colorada and Intermediate zone deposits, portions of the workings of the El Creston deposits, along-trend exploration ground, and surface holdings that contain plant and office complexes built during open-pit mining at the site from 1993-2002.

Under the revised agreement, the Company made one further payment of US$825,000 (Paid) for a total purchase price of US$1.925 million, granted certain production royalties, and allowed the vendor the right to bid on a competitive basis for contracts to conduct open-pit mining at La Colorada should the Company choose to re-develop the project on that basis. The royalties are Net Smelter Return (NSR) on material from the subject holdings, of 3% if open pit mined, or of 2% if underground mined. The 2% NSR on underground production can be purchased by the Company at any time for US$300,000.  The vendors are working on securing an adjacent concession, Sonora IV, which the Company has the option to acquire for 300,000 common shares of the Company on or before October 16, 2009 at a deemed price of $0.50 per share.

Pediment owns or controls 100% of all areas of historic open-pit mining and all known areas of historic underground production from the La Colorada gold-silver camp, plus owns or holds options to acquire adjacent areas of exploration potential. By completing this revised agreement the Company gains, in addition to a lower cash outlay, a greater flexibility in dealing with the various scenarios that might allow the redevelopment of the project.

2.

On February 12, 2008, Pediment obtained from Minera Recami and Mr. Darío Renán Pérez Priego (Minera Recami 99.5% interest in agreement and Pérez Priego 0.5% interest. Both further referred jointly as “RECAMI”), an option to acquire three additional mineral concessions totaling 400 hectares for a total price of US$800,000 (Paid - CDN$228,122). The three additional concessions cover part of the Creston pit and possible vein extension.  The remaining US$600,000 is due in varying amounts on the anniversary date of the agreement through to February 12, 2013. The contract also includes a 3% Net Smelter Royalty (“NSR”) to be paid to RECAMI should the Company complete the transaction. The 3% NSR can be purchased by the Company at anytime for a cash payment of US$200,000.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

On May 12, 2009, the Company amended the terms of the RECAMI option agreement, which reduced the total purchase price from US$800,000 to US$600,000 and introduced a portion payable in common shares. The amended schedule of payments will be as follows:

Cash:

US$100,000 – February 8, 2008 (Paid - CDN$102,491)

US$100,000 – March 23, 2009 (Paid - CDN$125,631)

US$100,000 – March 3, 2010

US$100,000 – March 3, 2011

Common Shares:

Shares, equivalent to US$50,000 – May 29, 2009 (Issued – CDN$65,738)

Shares, equivalent to US$50,000 – March 3, 2010

Shares, equivalent to US$100,000 – March 3, 2011

The cash equivalent of the common shares shall be based on the volume weighted average trading price for the shares traded on the TSX for the ten trading days ending seven (7) business days immediately prior to each payment date. The payment of any of the described payments in common shares of the Company is subject to acceptance by the TSX and will be subject to a four-month hold period.

3.

On August 14, 2008, Pediment purchased six mineral concessions from the Peñoles group for a total consideration of approximately $109,688 (Paid).  These concessions cover 218 hectares and include part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Peñoles three of its concessions totaling approximately 1,521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of about US$2,000 (Received).

Report on recent exploration activities on La Colorada

During the year ended September 30, 2008, further to completing surface sampling, a 4,187-metre, reverse-circulation drill program was conducted.  Drilling was done at the new targets, La Verde and Veta Madre, as well as around the pit areas of El Crestón and Gran Central. Assay of samples from the drilling program has recently been completed and was reported in the news release dated February 17, 2009. These results will be included in planning by Pediment to grow resources and resume processing at La Colorada in the most efficient and expeditious manner. This data is also being used to construct a district mineralization geologic model.

During the latest round of drilling the company worked on 4 key peripheral areas to the historic open pit mine, including drilling, mapping, and bench sampling, and has confirmed the strike length of the vein system at more than 4 kilometres and open to depth.

Pediment has successfully extended mineralization with a single reverse circulation (RC) drill hole collared approximately 250 metres SW of the Grand Central Pit. Results below:

Gran Central Block, Southwestern Extension Outside Pit Area

LCOL	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Notes
R17	278.9	283.5	4.6	10.1	323.8	End of hole
Incl.	281.9	283.4	1.5	19.3	447.9	in workings

At Gran Central an on-trend extension to the NE of this open-pit is cut-off by a cross-fault. Drill holes 50 to 100 m NE of this fault indicate the down-dropped continuation of the vein system within the

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

adjacent Creston block. The three drill holes completed in this area indicate the continuation of the vein zone at a depth beginning at approx. 200 metres.

Additionally, one km east in the El Creston pit, veins were shown on 25m spaced historic cross sections to contain a significant number of high grade results that have not been incorporated into an underground resource estimate. Peak values within one vein show a 300m long subset of higher grade values included 1.5 metre intervals returning 49.58, 24.03, 18.76 and 17.97 g/t gold, plus two intervals returning 18.22 and 14.23 g/t gold (non NI 43-101). The above noted results are from the area under the north central part of the El Creston pit. Pediment has also tested the SW end of this pit area with two shallow drill holes, one of which returned significant results as follows:

Creston Block, Creston pit area

LCOL	From (m)	To (m)	Length (m)	Gold g/t	Silver g/t	Notes
R21	126.5	131.1	4.6	3.2	110	End of hole
Incl.			1.5	8.8	270	in workings

Twelve drill holes were completed to test the La Verde area (400 meters NE of the Creston pit) where drill hole R3 intersected three consecutive 1.5 m intervals returning 518, 0.93 and 12.6 g/t gold. While these results are concluded to represent a small high grade shoot, we expect larger tonnage potential to develop in two additional nearby zones as seen in R1. Drill testing at the Veta Madre zone which is located further east intersected 45.7 m, of 0.64 g/t gold and 7.5 g/t silver from surface. These three areas are to be evaluated for open pit potential. (The additional drill results can be found in the Company’s  website.

Exploration Program Summer 2009

On May 14, 2009, the Company announced a work program to commence in early June at the La Colorada project. The Company plans to utilize both reverse circulation and diamond drilling in two work phases, totaling approximately 8,000 metres. Based on studies of historic and new data, the Company plans to evaluate areas of near surface gold mineralization for its open pit heap leach potential, as well as explore extensions of vein-type, higher grade gold mineralization.

Data Review and Potential for La Colorada

During the past ten months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open-pit potential and high-grade underground resources are being reviewed. Pediment is currently undertaking studies leading to environmental impact permitting and reactivation potential of existing surface workings.

Review of Underground Potential

Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential. The Company considers these historic calculations relevant to its own exploration planning. However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with NI 43-101. The Company believes these resources listed below would be categorized as "inferred" under current guidelines however, a "Qualified Person" as defined by NI43-101 has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon. The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

historical calculations made prior to the cessation of pit mining. These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997 the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade, for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

La Colorada (LC) Vein - 140,400 tons @ 19.98 g/t Au, for 90,178 gold ounces.

La Colorada Vein Possible - 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces

Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for 30,595 gold ounces

Gran Central Extension - 30,750 tons @ 76.19 g/t Au, for 75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining. In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining. The results of the 1998 historic study were calculated with 4 gram/tonne Au cut-off:

Intermediate Zone Resource 124,500 tons of 16.14 g per ton for 64,612 oz.

La Colorada Mined 187,425 tons of 8.11 g per ton for 48,875 oz.

La Colorada Un-mined 217,399 tons of 11.75 g per ton for 82,136 oz.

Gran Central Mined 497,390 tons of 6.30 g per ton for 100,757 oz.

Gran Central Un-mined 289,024 tons of 11.10 g per ton for 103,156 oz.

These historic calculations did not include the results of silver assaying. The Company considers silver also a potentially important by-product metal and will evaluate it in its on-going programs. The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings. From this and newly developed data we are developing a mineralization model. Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions. Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston and Gran Central mine area. Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

Caborca Project

On December 1, 2006 the Company signed an agreement with Inmet Mining Corp. allowing Inmet to explore for copper gold porphyry deposits on Pediment’s Caborca project. The agreement allowed Pediment to continue to focus work and financial expenditures on gold dominated project acquisition and development of its extensive gold and silver holdings while Inmet funded exploration for porphyry-type mineralization at Caborca. The Lista Blanca ridge area that Pediment recently completed an initial drill program on is excluded from the agreement. The best intercept of drilling was drillhole LB-04 with 16.0 metres of 2.46 grams per tonne gold and 1.04 percent copper.

From July 2007 to October 2007, exploration work was carried out at the project including an induced-polarization geophysical and a diamond-drill program. The objective of this work was to further refine geophysical targets in the valley area, create drill targets and evaluate them. The exploration work failed to locate porphyry copper-gold mineralization.   Inmet has since defaulted on the terms of the agreement and the Company has no current plans for further exploration on the Caborca project.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

At September 30, 2008, the Company has written off the Caborca acquisition and exploration expenditures to $1.

Daniel Project

The Daniel concessions was the site of an RC drill program totaling 4,934 meters of drilling for disseminated shear zone hosted gold mineralization within Jurassic age volcanic rocks of the Mesozoic arc. The project is located in the Sonora-Mojave Mega-shear zone that hosts 10 or more known open pit gold deposits.  This project is located about 45 km southeast of the large La Herradura open-pit gold mine.  The drilling in the project followed extensive D-6 Caterpiller dozer trenching and sampling in a 100 and 200 meter established grid.  The final drilling resulted in numerous short intervals with gold mineralization, but not mineable grades or widths.  The project area is a small part of the larger concession area, and possible joint ventures or additional reconnaissance work may be done.

At September 30, 2008, the Company wrote down the value of the Daniel project to $1.

Valenzuela

The Valenzuela project is a 400-hectare concession group covering numerous old underground workings in low-sulfide vein zones in Tertiary Sierra Madre volcanics.  Prior sampling combined with more recent sampling shows irregular zones of high grade silver-gold mineralization hosted mainly in the quartz veins.  The project is located in the northeastern quadrant of Sonora in the base of the Sierra Madre mountain chain.  Future work will determine if the project will receive additional exploration or be joint ventured.

Texson, Nopal, Caribe, Glor, Cien, Manuel, Roja, Cochis and Pitalla concessions

The Texson, Nopal, Caribe, Glor, Cien, Manuel, Roja, Cochis and Pitalla concessions cover areas thought to hold potential for bulk tonnage shear zone hosted gold deposits located in the Sonora-Mojave megashear area.  These concessions in part cover old workings with gold mineralization mostly hosted in quartz veins and having geochemical characteristics similar to the other gold deposits in this trend.  In three of the areas there is confirmed gold placer mineralization present although in uneconomic quantities.  Soil sampling was completed on the Glor Concession area with several low level gold anomalies located.  In addition 5 sites of prior 30 year old drill holes were located from prior programs. We have been approached for joint venture agreements in several of these projects.

At September 30, 2008, the Company wrote down the value of the Texson project to $1.  Other projects, including the Valenzuela project were also written-down to $1, as at September 30, 2008.

6.0

RESULTS OF OPERATIONS

The Company currently has no producing properties and consequently, has no operating income or cash flow.

The Company’s accounting policy as it relates to its acquisition of Pitalla and its mineral properties is to capitalize all costs of acquiring natural resource properties and their related exploration and development costs until the properties to which they relate are placed into production, sold or abandoned or impaired.  At that time, capitalized costs are either depleted using the unit-of-production method over the estimated life of the ore-body, following the commencement of production, or written off at the time the property is sold or abandoned or impaired.

At September 30, 2008 the Company wrote-down certain of its mineral concessions with exception of its San Antonio and La Colorada projects.

The Company currently does not have an operating or producing mineral property.  The Company has no earnings and therefore will finance its future exploration activities by the sale of common

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

shares or units. Certain of the key risk factors of the Company’s operating results are the following: the state of capital markets, which affects the ability of the Company to finance its exploration activities; the write-down and abandonment of mineral properties as exploration results provide further information relating to the underlying value of such properties; and market prices for natural resources as well as the non-viability of the projects.

The Company is not a party to any material legal proceedings and is not in default under any material debt or other contractual obligations other than as disclosed in the financial statements.  No significant revenue generating contracts or cash commitments were entered into or undertaken by the Company during the period other than as set out herein or in the financial statements of the Company.

Three months ended June 30, 2009, compared to three months ended June 30, 2008

The Company recorded a net loss of $866,693 for the quarter ended June 30, 2009 ($0.02 loss per share) compared to a net loss of $2,068,651 ($0.05 loss per share) in the same period in 2008, a decrease in net loss of $1,201,958, as explained in the following paragraphs.

Salaries expense and consulting fees were $273,147 in the third quarter of 2009 compared to $692,153 in the same period in 2008, a decrease of $419,006.  The Company paid a bonus to a director in the amount $250,000 during the third quarter 2008. The Company has retained less operations staff in Mexico in 2008 compared to 2009 due to reduced exploration activities.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest.  This expense was $424,476 in the third quarter of 2009 compared to $1,343,048, in the same period in 2008, a decrease of $918,572. A higher number of options vested in 2008 compared to 2009.

Travel and investor relations expenses were $142,682 in the third quarter of 2009 compared to $144,194 in the same period 2008, a decrease of $1,512.  The Company has increased its level of shareholder information while reducing the level of travel to and from its operations in Mexico.

Transfer agent and filing fees was $23,248 in the third quarter of 2009 compared to $2,779 in the same period in 2008, an increase of $20,469. In 2009, the Company incurred additional listing fees as a result of moving to the Toronto Stock Exchange (TSX).

Investment and other income was $83,503 in the third quarter of 2009 compared to $154,003 in the same period in 2008, a decrease of $70,500 due to decreasing interest rates.

During the third quarter of 2009 the Company expended $18,368 on project evaluation costs compared to $nil in the same period in 2008, an increase of $18,368. The Company will incur expenditures in evaluating potential projects.  If the Company deems a new project is worthy of acquiring, it will capitalize these costs or expense them as project evaluation costs it they do no warrant additional resources.

During the third quarter of 2009 the Company recorded a $75,819 foreign exchange gain compared to a $114,869 foreign exchange gain in the same period in 2008, a decrease of $39,050.  The Company’s two geographical business segments are Canada and Mexico with the Company’s operations in Mexico accounting for $13,440,581 of its $29,770,677 in total assets.  With the Company incurring a majority of its’ expenditures in US dollars and Mexican Pesos, it is reasonable that significant foreign exchange gains/(losses) fluctuations will occur in the Company’s normal course of operations.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

Nine months ended June 30, 2009, compared to nine months ended June 30, 2008

The Company recorded a net loss of $2,356,058 for the nine months ended June 30, 2009 ($0.05 loss per share) compared to a net loss of $5,036,417 ($0.13 loss per share) in the same period in 2008, a decrease in net loss of $2,680,359, as explained in the following paragraphs.

Salaries expense and consulting fees were $1,013,931 in the first nine months of 2009 compared to $982,005 in the same period in 2008, an increase of $31,926.  The change in salary expense and consulting fees is due to the Company paying a onetime bonus of $250,000 in 2008 and retaining the services of additional consultants during the same period in 2009.

Stock-based compensation, a non-cash item, is recorded when previously granted options vest.  This expense was $1,142,115 in the first nine months of 2009 compared to $3,728,883, in the same period in 2008, a decrease of $2,586,768. A higher number of options vested in 2008 compared to 2009.

Travel and investor relations expenses were $383,990 in the third quarter of 2009 compared to $368,062 in the same period 2008, an increase of $15,928.  The Company has increased its shareholder information while reducing the level of travel to and from its operations in Mexico.

Transfer agent and filing fees were $127,624 in the first nine months of 2009 compared to $51,249 in the same period in 2008, an increase of $76,375. In 2009, the Company incurred additional listings fees as a result of moving to the Toronto Stock Exchange(TSX).

Investment and other income was $275,825 in the first nine months of 2009 compared to $531,875 in the same period in 2008, a decrease of $256,050 due to decreasing interest rates.

During the first nine months of 2009 the Company expended $44,116 on project evaluation costs compared to $nil in the same period in 2008, an increase of $44,116. The Company will incur expenditures in evaluating potential projects.  If the Company deems a new project worthy of acquiring, it will capitalize these costs or expense them as project evaluation costs it they do no warrant additional development resources.

During the first nine months of 2009 the Company recorded a $416,923 foreign exchange gain compared to a $124,259 foreign exchange gain in the same period of 2008, an increase of $292,664.  The Company’s two geographical business segments are Canada and Mexico with the Company’s operations in Mexico accounting for $13,440,581 of its $29,770,677 in total assets.  With the Company incurring a majority of its’ expenditures in US dollars and Mexican Pesos, it is reasonable that significant foreign exchange gains/(losses) fluctuations will occur in the Company’s normal course of operations.

The Company has plans to continue to develop its two main projects, the San Antonio and La Colorada projects.  The Company is currently planning additional work programs for both projects and plans to expend additional funds on both of these properties during the remaining portion of fiscal 2009; refer to project updates.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

7.0

SUMMARY OF QUARTERLY RESULTS

The following table summarizes information regarding the Company’s operations on a quarterly basis for the last eight quarters.

For the quarters ended

	June 30, 2009	March 31, 2009	Dec. 31, 2008	Sept. 30, 2008
Total revenues (Interest & other income)	85,503	147,497	42,825	147,637
(Loss) for the quarter	(866,693)	(731,127)	(758,239)	(2,755,407)
(Loss) for the quarter per share	(0.02)	(0.02)	(0.03)	(0.07)

For the quarters ended

	June 30, 2008	March 31, 2008	Dec. 31, 2007	Sept. 30, 2007
Total revenues (Interest & other income)	154,003	213,795	164,007	123,807
(Loss) for the quarter	(2,068,651)	(351,457)	(2,616,309)	(1,178,222)
(Loss) for the quarter per share	(0.5)	(0.01)	(0.07)	(0.04)

The Company only earns interest income from its cash and cash equivalents and short-term investments, which will vary from period to period depending on their relative balances and the rate at which the Company’s guaranteed investment certificates earn interest.

The nature of the Company’s operations has remained unchanged from prior periods.  Changes in operating expenses can increase/decrease depending on the Company’s level of activity.  Significant variations in the loss from one period to another is mainly due to the issuance of incentive stock options, which results in an increase in stock-based compensation, and the write down of previously capitalized mineral property expenditures.

Stock-based compensation expense was retroactively restated by ($320,046) for the quarter ended December 31, 2008, in relation to the 520,000 unvested options that were cancelled on March 23, 2009.

8.0

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2009, the Company had cash and cash equivalents of $4,580,812 (2008-$20,602,148) and working capital of $15,419,946 (2008 - $21,403,667).  The Company has allocated $4.5 million in fiscal year 2009 for general and administrative expenses and for the continued development of its mineral properties. With working capital of $15,419,946, the company has sufficient capital to cover its fiscal 2009 expenditures and to continue operations through fiscal 2010.

The Company’s cash and cash equivalents are short-term investments are highly liquid, short-term investment grade securities held at a major Canadian financial institution in accordance with the Company’s investment policy.  The Company’s cash and cash equivalents and short-term investments are comprised of the following:

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

June 30	2009	2008
Cash and cash equivalents
Bank accounts	$ 4,580,812	$ 2,424,466
	4,580,812	2,424,466
Short-term investments
Guaranteed investments certificates	10,023,000	15,625,315
	10,023,000	15,625,315

Total	$ 14,603,812	$ 18,049,781

9.0

TRANSACTIONS WITH RELATED PARTIES

(a)

The amounts due from/to related parties are non-interest bearing, unsecured and due on demand, and are due from/to officers of the Company and companies with common directors.

Amounts due from officers and companies with common directors arose as a result of advances made by the Company for travel and other expenses in respect of ongoing exploration of the Company’s properties and recoveries of rent for shared office space. Amounts due to officers result from unpaid consulting fees.

(b)

Included in total consulting fees is the amount of $440,227 (2008 - $307,370) paid/payable to directors and officers of the Company.

(c)

Rent of $10,350 (2008 - $2,300) was recovered from companies with common directors for their respective share of the rent expense paid by the Company for shared office space.

(d)

As at June 30, 2009, $16,344 (2008 - $9,433) is due from a company with common directors for its share of rent that is paid by the Company for shared office space.

(e)

As at June 30, 2009, $21,000 (2008 - $21,000) of prepaid expenses relates to an advance on consulting fees made to a company with a common director.

(f)

As at June 30, 2009, $28,009 (2008 - $nil) in accounts payable is owed to directors/officers of the Company for director and consulting fees..

The above transactions incurred in the normal course of operations and are recorded at the exchange amount, which approximates fair value, being the amount agreed upon by the related parties.

10.0

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

11.0

CONTRACTUAL OBLIGATIONS

The Company has a commitment relating to its head office lease.  The Company has agreements to lease two office spaces which expire on February 28, 2010 and May 31, 2012.  The future minimum lease payments by calendar year are as follows:

Year	$
2009	15,930
2010	50,770
2011	41,520
2012	27,680
Thereafter	-
Total	135,900

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

The Company has no material capital lease agreements and no material long term obligations other than those described above or in the description of mineral properties.

12.0

PROPOSED TRANSACTIONS

The Company has no proposed transactions.

13.0

RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other companies in the same business.  Some of the possible risks include the following:

a)

The industry is capital intensive and subject to fluctuations in metal prices, market sentiment, foreign exchange and interest rates.

b)

The only source of future funds for further exploration programs, or if such exploration programs are successful for the development of economic ore bodies and commencement of commercial production thereon, which are presently available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development.  Management was successful in accessing the equity markets during the period, but there is no assurance that such sources will be available, on acceptable terms, or at all in the future.

c)

Any future equity financings by the Company for the purpose of raising additional capital may result in substantial dilution to the holdings of existing shareholders.

d)

The Company must comply with environmental regulations governing air and water quality and land disturbance and provide for mine reclamation and closure costs.

e)

The operations of the Company will require various licenses and permits from various governmental authorities.  There is no assurance that the Company will be successful in obtaining the necessary licenses and permits to continue its exploration and development activities in the future.

f)

There is no certainty that the properties which the Company has capitalized as assets on its balance sheet will be realized at the amounts recorded.  These amounts should not be taken to reflect realizable value.

g)

The development and exploration activities of the Company are subject to various laws governing exploration, development, labour standards and occupational health, land use, water use, land claims of local people and other matters.  No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and results of operations.

h)

The Company’s operations are currently conducted in Mexico, and as such the Company’s operations are exposed to various levels of political and other risks and uncertainties.  These risks and uncertainties are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; changes in taxation policy; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of or purchase supplies from a particular jurisdiction.  The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

i)

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on any forward-looking statements.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.

14.0

DEPENDENCE ON MANAGEMENT

The Company relies heavily on the business and technical expertise of its management team and it is unlikely that this dependence will diminish in the near term.

15.0

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date and reported costs and expenditures during the reporting period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company’s accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned, or written down, where appropriate. The Company’s accounting policy is to capitalize exploration costs consistent with Canadian GAAP and applicable guidelines for exploration stage companies.  The policy is consistent with other junior exploration companies which have not established mineral reserves objectively.  An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or alternatively, to expense such costs until a mineral reserve has been objectively established.  Management is of the view that its current policy is appropriate for the Company at this time.  Based on quarterly impairment reviews made by management, or earlier if circumstances warrant, in the event that the long-term expectation is that the net carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down charged to operations.  A write-down may be warranted in situations where a property is to be sold or abandoned; the exploration activity ceases on a property due to unsatisfactory results or insufficient available funding; or when it is determined that the carrying value exceeds the fair market value or the property.

Significant estimates are made in respect of the Company’s asset retirement obligations. The Company’s proposed mining and exploration activities are subject to various laws and regulations for federal, regional and provincial jurisdictions governing the protection of the environment. These laws are continually changing. The Company believes its operations are in compliance with all applicable laws and regulations. The Company expects to make, in the future, expenditures to comply with such laws and regulations but cannot predict the full amount or timing of such future expenditures. Estimated future reclamation costs are based principally on legal and regulatory requirements. Reclamation and remediation obligations arise from the acquisition, development, construction and normal operation of mining property, plant and equipment.

Moreover, significant estimates are made in respect of accounting for stock-based compensation, which is calculated using the Black-Scholes option pricing model.  Option pricing models require the input of highly subjective assumptions, including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted/vested during the period.

Other significant areas requiring the use of management estimates include the collectability of amounts receivable, balances of accrued liabilities, the fair value of financial instruments, rates for amortization of equipment and the valuation allowance for future income tax assets.  While management believes that these estimates are reasonable, actual results could differ from those estimates and could impact future results of operations and cash flows.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

16.0

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

a) Accounting policies implemented effective October 1, 2008,

i)  Amendments to Section 1400 – Going Concern:

Effective October 1, 2008, the Company has adopted the amendments to CICA Section 1400, General Standards of Financial Statement Presentation, which was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. When financial statements are not prepared on a going concern basis, that fact shall be disclosed together with the basis on which the financial statements are prepared and the reason why the company is not considered a going concern. The Company is currently evaluating the impact of this new standard.

b)  Accounting policies to be implemented effective January 2009:

i)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

On January 20, 2009, the Emerging Issues Committee ("EIC") of the CICA issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”, which clarifies that an entity's own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and liabilities, including derivative instruments. EIC-173 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-173. The adoption of this policy is expected to have no impact on the Company.

ii)

Business Combinations

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidations”, and Section 1602, “Non-Controlling Interests”. These sections replace the former Section 1581, “Business Combinations”, and Section 1600, “Consolidated Financial Statements”, and establish a new section for accounting for a non-controlling interest in a subsidiary.

Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. Section 1601 establishes standards for the preparation of consolidated financial statements.

These new sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. The Company is currently evaluating the impact of the adoption of these sections.

iii)  Goodwill and Intangible Assets

Effective January 1, 2009, the Company will adopt new CICA Handbook Section 3064, Goodwill and Intangible Assets.  This Section replaces CICA Handbook Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, and establishes revised standards for the recognition, measurement, presentation and

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

disclosure of goodwill and intangible assets.  The Company is still evaluating the impact of this standard on its consolidated financial statements.

iv)  Inventories

Effective January 1, 2009, the Company will adopt new CICA Handbook Section 3031, Inventories, which replaces the existing Section 3030, and establishes standards for the measurement and disclosure of inventories.  The new standards provides more extensive guidance on the determination of cost, including allocation of overhead, which requires testing and expands disclosure requirements.  The adoption of this standard is not expected to have an impact the Company’s consolidated financial statements.

c)  Accounting policies to be implemented effective March 2009:

i) Mining Exploration Costs

In March 2009, the EIC issued EIC-174, “Mining Exploration Costs”, which provides guidance on capitalization of exploration costs related to mining properties. It also provides guidance for development and exploration stage entities that cannot estimate future cash flows from its properties in assessing whether impairment in such properties is required. EIC-174 also provides additional discussion on recognition for long-lived assets. EIC-174 is to be applied retrospectively without restatement of prior periods in interim and annual financial statements for periods ending on or after the date of issuance of EIC-174. The Company is currently evaluating the impact of the adoption of this standard.

d)  Future changes in accounting policies:

(i) International Financial Reporting Standards (IFRS):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The effective date for the Company is for interim and annual financial statements relating to the Company’s fiscal years beginning on or after October 1, 2011. The transition date of October 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended September 30, 2010 and 2009. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

17.0

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management conducted an evaluation of the effectiveness of the internal controls over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of June 30, 2009.  Based on management’s assessment and those criteria, management has concluded that the internal control over financial reporting as at June 30, 2009 was effective.

18.0

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.  The CEO and CFO have evaluated the Company’s disclosure controls and procedures and have concluded that they are effective as of June 30, 2009.

19.0

LIMITATIONS ON CONTROLS

Management believes that any internal controls and procedures for financial reporting can only provide reasonable and not absolute assurance that the objectives of the control system are met. Control design is subject to resource constraints and cost benefit analysis. Because of the inherent limitations in all control systems the company’s control systems cannot provide absolute assurance that all issues and fraud will be prevented within the company and detected. Limitations also include the realities of judgments in decision making which could be faulty and simple errors and mistakes. In addition controls may be circumvented by individuals, collusion or unauthorized override of controls.  Finally, a control system is based on certain assumptions about the likelihood of future events and there can be no assurance that the stated goals of the control system will meet all future potential conditions.  In summary, because off the inherent limitations on a cost effective control system, misstatements due to error or fraud may occur and may not be detected.

Pediment Gold Corp.

(Formerly Pediment Exploration Ltd.)

Management’s Discussion and Analysis

For the quarter ended June 30, 2009

20.0

DISCLOSURE OF OUTSTANDING SHARE DATA

As at August 12, 2009, the Company had the following common shares, stock options and warrants outstanding:

Common shares	44,020,329
Stock options (vested and unvested)	3,842,500
Warrants	-
Fully Diluted shares outstanding	47,862,829

The Company is dependent on raising additional capital to develop its properties and is continually assessing overall market conditions to ensure this need is fulfilled to the benefit of the Company and its shareholders.

As of March 2, 2009, the Company’s shares delisted from the TSX Venture Exchange and commenced trading on the Toronto Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Gold Corp. -- SEC File No. 000-52509

(Registrant)

Date: September 1, 2009          By /s/ Gary Freeman___________________________

                                      Gary Freeman, President/CEO/Director